Mail Stop 4561

April 27, 2009

Robert H.B. Baldwin, Jr.
President and Chief Financial Officer
Heartland Payment Systems, Inc.
90 Nassau Street
Princeton, NJ 08542

> **Re: Heartland Payment Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 001-32594**

Dear Mr. Baldwin:

We have reviewed your response letter dated April 14, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 1, 2009.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Credit Facility, page 67

1.   We note your response to prior comment 1, in which you state that you do not believe it is necessary to disclose the details of the covenants on your revolving credit facility and term credit facility because you have not concluded that it is reasonably likely that the company would be in violation of these covenants. This response appears to address only one part of the guidance set forth in Section IV.C of Release No. 33-8350. Please also advise what consideration you gave to the last paragraph of Section IV.C of the release relating to debt covenants that materially affect the availability of capital to a company. In this regard, we note

your general reference in Note 10 to the consolidated financial statements to debt covenants that place limitations on the company's indebtedness.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Patrick Gilmore, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 or if further assistance is required, Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief